Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

March 23, 2015

Mark P. Shuman
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Nuvola, Inc.
Amendment No. 1 of Registration Statement on Form S-1
Filed January 16, 2015
File No. 333-199794

Dear Mr. Shuman,

This letter is in follow up to our prior communications and in connection with the distribution by Bollente Companies, Inc. (the “Parent”) of all outstanding shares of common stock par value $.001 per share (“Nuvola Shares”) of Nuvola, Inc. (the “Subsidiary”) prior to the effective date of the registration statement.

The Subsidiary, was formed on November 21, 2013, as a result of the spin off from the Parent and;

1)	The Parent shareholders did not provide consideration, and did not transfer the spun-off securities for value;

2)	The Parent shareholders were issued the same proportionate interest in the Parent and Subsidiary, making the spin-off pro rata; and

3)	The Parent provided adequate information about the spin-off and the Subsidiary to its shareholders and to the trading markets as follows:

•
Information Statement dated 9/18/14, which complied with Regulation 14C, mailed to the Parent’s shareholders on 9/18/14 and filed as exhibit 99.1 to Subsidiary’s Form 10 filed on 9/18/14 registering the spin-off securities under Section 12G

•
Amended Information Statement dated 10/14/14, which complied with Regulation 14C, mailed to the Parent’s shareholders on 10/10/14 and filed as exhibit 99.2 to Subsidiary’s Form 10/A No. 1 filed on 10/14/14 and Form 10/A No. 2 filed on 11/03/14

Nuvola, Inc.
March 23, 2015

•
Subsidiary also filed a selling shareholder S-1 Registration on 11/03/14 which was later revised pursuant to the SEC’s guidance to revise the S-1 disclosure so that it is not a selling shareholder registration but a registration of the spin-off transaction. The Amendment No. 1 to S-1 was filed on 1/16/15 (prior to the filing of the amended S-1 the Parent distributed the Nuvola Shares to the 207 shareholders of the Parent pursuant to FINRA’s suggestion to issue restricted stock pending effectiveness of the S-1).

4)
The business purpose of the spin off was to allow for the management of Bollente Companies, Inc. to focus on its business while allowing management of Nuvola to focus on the business of providing cloud-based technology.

5)
The restricted shares spun-off were acquired by the Parent from debt conversions. However, the shares are not required to be held by the Parent for two years, as the Parent formed the subsidiary being spun-off.  Bollente Companies, Inc. formed the subsidiary, Nuvola, Inc.

The Subsidiary initially filed a Form 10 registering the spin-off securities under the Exchange Act because it believed it met all five conditions of the Division of Corporate Finance Staff Legal Bulletin No. 4 (9/16/1997) (the “SLB4). On October 9, 2014, the SEC submitted comments for the Form 10 filed on 9/18/14. The first comment states that “based on the minimal operations and assets of Nuvola it appears that registration of the distribution may be required.” Although, the Subsidiary believes it has a valid business purpose it agrees that it has minimal operations and assets, therefore, agreed to register the spin-off under the Securities Act.

The Parent accepted FINRA’s guidance to issue restricted stock pending registration and believed it was okay to issue restricted stock pending registration because the spun-off Subsidiary was newly-formed by the Parent company and was not acquired from a third party, in which case the Parent need not have held the subsidiary’s shares for two years.

In light of the above, and in order for the Parent and Subsidiary to comply with SLB4 and their obligations under Section 5 of the Securities Act with respect to this spin-off transaction, we suggest allowing the current registration to go effective or alternatively amend the current S-1 registration to a selling shareholder registration.

If you have any questions, please do not hesitate to contact me at 619-704-1310.

/S/ Donald J. Stoecklein
Stoecklein Law Group, LLP